Filed by North Fork Bancorporation, Inc.
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company:  Dime Bancorp, Inc.
                              Commission File No. 001-13094

                              FOR IMMEDIATE RELEASE

INVESTOR:   DANIEL M. HEALY
            EXECUTIVE VICE PRESIDENT
            CHIEF FINANCIAL OFFICER
            631-844-1258

PRESS:      KEKST AND COMPANY
            ROBERT D. SIEGFRIED /VICTORIA WELD/JEREMY FIELDING
            212-521-4800


             NORTH FORK REPORTS ON HUDSON UNITED LETTER

MELVILLE, N.Y. - APRIL 11, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) said today that Hudson United Bancorp has advised North Fork that Hudson United has "been unable to reach agreement with Dime on the terms of the waiver." As previously reported, North Fork had requested Hudson United's consent to permit North Fork to enter into discussions with Dime Bancorp. North Fork had requested the consent in light of restrictions in the Dime/Hudson United merger agreement which prohibit Dime from engaging in discussions with North Fork concerning North Fork's pending exchange offer.

John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork, commented that, "Hudson apparently concluded that it needed Dime's approval to release them from this onerous provision in their contract. It appears, from Mr. Nielsen's letter, that Dime is continuing to try to shield itself from our offer, or any potential offer for that matter, by refusing to grant the waiver. If this is true, then we are completely bewildered by Dime's unconscionable behavior. Dime management continues to squander shareholders' money defending a deal that is in no one's interest but their own. It is shameful and self-serving for them to characterize North Fork's offer, currently worth $18.74, as inadequate while they continue to support their old merger plan that is worth only $11.64 if it were closed today. I would hope that Dime's directors quickly come to the conclusion that Dime's current strategy has been rejected by the market, and that the tactics being urged upon the Dime board by Dime's lawyers and investment bankers are enormously wasteful and totally at odds with the wishes of Dime's shareholders."

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.

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